

December 21, 2023

Emmanuel Caprais
Chief Financial Officer
ITT Inc.
100 Washington Boulevard, 6 Floor
Stamford, Connecticut 06902

> **Re: ITT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated December 8, 2023**
> **File No. 001-05672**

Dear Emmanuel Caprais:

We have reviewed your December 8, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your response to prior comment 1. However, we continue to believe that the total segment operating income and margin as well as total adjusted segment operating income and margin measures are non-GAAP measures that do not comply Question 100.01 of the non-GAAP C&DIs. Therefore, please revise to remove these measures from your periodic filings, Form 8-K earnings releases, and earnings presentations on your website.

      Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology